

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2016

Lena Phoenix
Chief Operating Officer
Feel the World, Inc.
100 Technology Drive
Suite 315-C
Broomfield, CO 80021

> **Re:** **Feel the World, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 29, 2016**
> **File No. 367-00072**

Dear Ms. Phoenix:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1. Your table of contents includes page numbers, but your offering circular does not appear to include them. Please revise your amendment to include page numbers.

Use of Proceeds to Issuer

2. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of Feel the World, Inc. _See_ Item 6 of Part II of Form 1-A.

3. We note that you may use the proceeds of this offering to discharge indebtedness. Please describe the material terms of this indebtedness. _See_ Item 6 of Part II of Form 1-A.

4. Please provide us supplementally with copies of the reports you cite as the basis for your statements in the Industry Overview section. This includes the reports by SportScan, Global Industry Analysts and Transparency Market Research, and NPD Group, as well as any other reports you are relying upon for this information.

Management Projections

5. Your projections assume revenue will more than double in 2017 over the annualized amount recognized in the six months ending June 30, 2016, and that it will increase over eight times in 2018. While you have only reported one full year of profitable operations, your projections for 2017 nearly double the amount of net income before taxes from the annualized amount recognized in the six months ending June 30, 2016, and the amount projected for 2018 is nearly nine times the amount. As discussed in Part II(b), projections should have a reasonable basis, and the level of support should be persuasive. Please provide a detailed explanation of your basis for the projections, including the objective information considered. Explain how you considered your limited history of profitable operations and the uncertainty surrounding future operating performance in determining the projections are reasonable.

Management's Discussion and Analysis

6. Given your substantial indebtedness, please address herein your capital resources as of June 30, 2016. In this section, you should, at a minimum, disclose your sources and uses of short- and long-term liquidity. Refer to Item 9(b) and (c) of the Form 1-A. Also address your consideration for not providing a risk factor regarding the adequacy of your liquidity.

7. Given the materiality of inventories to your financial position and liquidity, please revise to quantify inventory turnover or any other relevant measure(s) used to manage this balance and revise to explain significant fluctuations in these measures for the periods presented.

8. We note your disclosure under the Description of Property section that all manufacturing production is outsourced in China and is overseen by an independent manufacturing agent to whom you pay a commission and that warehousing is also done by a third-party logistics provider. Given that you do not appear to hold inventory and that the supplier appears to be responsible for providing the product directly to the customer, please tell us how you considered ASC 605-45 when determining that gross presentation of recognizing revenue is appropriate. Please provide to us your analysis of the factors included in ASC 605-45 for determining whether revenue should be recognized on a gross or net basis.

Directors, Executive Officers, and Significant Employees

9. Please disclose the term of office of Dennis Driscoll, Emilio Torres, and Suze Bragg. *See* Item 10(a) of Part II of Form 1-A.

Interest of Management and Others in Certain Transactions

10. Please disclose the amount involved in the transactions between the company and J4J Branding.

Financial Statements

General

11. Please revise certain footnotes included with the June 30, 2016 financial statements to provide updated information as of that date and the appropriate prior year period. For example, Notes 4, 5 and 6 regarding loans, taxes and lease obligations, respectively, appear to only reiterate the notes in the December 31, 2015 financial statements, i.e., they contain information only through December 31, 2015.

Note 2: Summary of Significant Accounting Policies

12. We note inventories is your largest asset in all periods. As of December 31, 2015, you recorded separately inventory in transit and disclose in the related significant accounting policy that inventory consists of products purchased for resale and any materials the Company purchased to modify the products. Based on the foregoing description, it would appear that most of your inventory consists of finished goods. However, given the nature of your operations, it is not clear why you would not also record raw materials and/or work-in-process. Please clarify. Revise to provide a separate footnote for inventory as of June 30, 2016 that presents, as applicable, raw materials, work-in-process and finished goods, as well as any valuation reserves required.

Note 5: Income Taxes

13. Please explain why you recognized no income tax expense for the six months ending June 30, 2016.

Note 7: Related Parties

14. Please revise to include herein the arrangement with J4J Branding described under the section entitled "Interest of Management and Others in Certain Transactions" or otherwise explain why it is not appropriate to include such arrangement as a related party transaction. Refer to ASC 850-10-50.

Note 10: Subsequent Events

15. Please tell us the date you granted the 315,000 options to your Chief Product Officer. Please explain why the options have not yet been valued, when you expect them to be valued, and when the resulting compensation expense will be recorded. If you are

currently undertaking this exercise, please tell us the fair value of your underlying common stock used and your basis for this fair value. Address any disparity between the fair value and the offering price of $4.00. Please tell us if you plan to make additional equity issuances through the offering period. Refer to the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately Held – Company Equity Securities Issued As Compensation."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Jacob Lee
        Feel the World, Inc.